Exhibit 99(a)(9)

Hello, this is a message on behalf of Howard Jonas, Chairman of CTM Media Holdings.

Our company was recently spun off from IDT and our Class A and Class B common stock is quoted on the OTC Pink Market.  In order to provide stockholders with some of the liquidity and sale opportunities that the public markets have not yet provided, CTM Media Holdings’ board launched a tender offer, giving stockholders the opportunity to sell up to 30% of the company’s stock for $1.10 a share.

By now, you should have received materials in the mail with the details of the tender offer and instructions on how to tender if you choose to do so.  I am not making any recommendation as to the value of the shares or whether you should tender, but I am calling to make sure that our shareholders know about the offer and read the materials.  If you have not received materials, please contact Les Rozner, CFO of the company, at 11 Largo Drive South, Stamford CT 06907 to get copies sent to you.

Please read the materials for important information and instructions on how to participate.

This is neither an offer to buy nor the solicitation of an offer to sell any shares. The tender offer is made solely by the definitive Offer to Purchase, related Letter of Transmittal that CTM Media Holdings has sent to its stockholders. Each stockholder is urged to consult their tax advisor as to the particular tax consequences of the tender offer to such stockholder. The materials have been included as exhibits to CTM Media Holdings’ tender offer statement on Schedule TO, which was filed with the Securities and Exchange Commission. These tender offer materials contain important information that stockholders are urged to read carefully before making any decision with respect to the offer. Investors may obtain copies of these documents for free from the Securities and Exchange Commission at its website (www.sec.gov).